UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company)
TARGANTA THERAPEUTICS CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Daniel S. Char
Vice President, General Counsel and Secretary
222 Third St., Suite 2300
Cambridge, MA 02142
(617) 577-9020
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
This Amendment No. 3 (“Amendment No. 3”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on January 27, 2009 and as amended by Amendment No. 1 filed with the SEC on February 4, 2009 and Amendment No. 2 filed with the SEC on February 11, 2009 (the “Schedule 14D-9”) by Targanta Therapeutics Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 3 relate to the tender offer by Boxford Subsidiary Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of The Medicines Company, a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated January 27, 2009 (as amended and supplemented from time to time, the “Schedule TO”), filed by the Purchaser and the Parent, to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company for consideration of (1) $2.00 per common share, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 per common share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009 (the “Offer to Purchase”) and supplemented on February 13, 2009 (the “Supplement”), and in the related Letter of Transmittal, which together with the Offer to Purchase constitutes the “Offer.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(2) and (a)(3), respectively, to the Schedule 14D-9. The Supplement is filed as Exhibit (a)(14) to this Amendment No. 3.
The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 12, 2009 (the “Merger Agreement”), among the Company, the Purchaser and the Parent, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of the Parent.
Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. The Solicitation or Recommendation.
Item 4(a) of Schedule 14D-9 is hereby amended by replacing the first full paragraph on page 14 in its entirety with the following:
     “From the period between December 10, 2008 and December 21, 2008, representatives of Leerink Swann contacted 22 potential strategic partners to inform them that the Company would be interested in setting up meetings with interested parties to explore acquisition opportunities or other opportunities to develop oritavancin. The Company’s management and representatives of Leerink Swann identified these potential strategic partners based on the fact that these companies may have the financial resources necessary to consummate an acquisition transaction with the Company, or alternatively, to provide additional capital through a collaboration or other arrangement and either had been previously contacted by the Company regarding a strategic partnership with the Company or were known to have expressed interest in pursuing business development opportunities for hospital-based therapies. None of the contacted parties indicated an interest in acquiring the Company or in any other opportunities to collaborate with respect to oritavancin, although one party indicated an interest in meeting with the Company during the upcoming JPMorgan Chase Healthcare Conference in early January of 2009.”
Item 4(a) of Schedule 14D-9 is hereby amended by replacing the second full paragraph on page 15 in its entirety with the following:
     “On December 17, 2008, the Company Board conducted a telephonic meeting and discussed the December 16 Proposal, including the costs associated with temporarily retaining commercialization and development employees of interest to the Parent, the date on which the Company’s management estimated that it would exhaust its existing cash resources and the Parent’s requirement that the Company enter into an exclusive negotiations arrangement until January 4, 2009. Attendees were Mr. Leuchtenberger, Mr. Bancel, Mr. Bohlin, Mr. Courtney, Ms. Crane and Dr. Gordon, other representatives of the Company and its financial and legal advisors. The Company Board established a Transaction Committee as an ad hoc committee of the Company Board to evaluate the potential transaction and elected Mr. Leuchtenberger, Mr. Bohlin, Mr. Courtney and Ms. Crane as members of the committee. At the meeting, a representative of Leerink Swann indicated to the Company Board that he believed it was unlikely that the Company would receive any serious indications of interest from other parties prior to the upcoming

JPMorgan Chase Healthcare Conference and that the likelihood of a near-term financing was uncertain. The Company Board considered the importance of a near-term financing to the value and continued survival of the Company, including the near-term retention of the Company’s key development and commercialization employees since capabilities of those employees were important to maintaining the value of the Company. A representative of Leerink Swann stated his belief that, based on prior experience generally with the Parent and specifically in which Leerink Swann had provided financial advisory services to a client in negotiating a potential transaction with the Parent in which the Parent had made similar exclusivity demands as a condition of moving forward with respect to the transaction, it was unlikely that the Parent would agree to work toward an acquisition of the Company in the absence of an exclusivity arrangement. The Company Board discussed the low probability that the Company would receive any serious expressions of interest from other parties during the exclusivity period requested by the Parent. A representative of Leerink Swann updated the Company Board on efforts to solicit interest and arrange meetings between the Company and prospective acquirers at the upcoming JPMorgan Chase Healthcare Conference and indicated that while several parties had expressed some interest in meeting with the Company, it was too early to determine their levels of interest in acquiring the Company.”
Item 4(a) of Schedule 14D-9 is hereby amended by replacing the last full paragraph on page 16 in its entirety with the following:
     “On December 21, 2008, there were further negotiations between the Company and the Parent on the terms of the proposal, including the terms of the exclusivity arrangements, the size of the termination fee and other deal protection provisions. The Parent insisted on the termination fee as proposed but agreed to remove the “force the vote” provision that required the Company to submit the transaction to the stockholders and to the proposed exclusivity provisions providing for exclusivity only until 5:00 p.m. EST on January 9, 2009. Additionally, the Parent agreed to allow Leerink Swann to schedule meetings with third parties at the upcoming JPMorgan Chase Healthcare Conference on the Company’s behalf if a definitive agreement had not been entered into between the Company and the Parent prior to 11:59 p.m. EST on January 6, 2009 (the “December 21 Proposal”). With these modifications, the Transaction Committee of the Company Board voted to accept the December 21 Proposal.”
Item 4(a) of Schedule 14D-9 is hereby amended by replacing the first full paragraph on page 20 in its entirety with the following:
     “Following the meeting of the Transaction Committee of the Company Board, Mr. Leuchtenberger telephoned Dr. Meanwell to inform him that the Transaction Committee was prepared to accept the economic terms for a transaction as set forth in the January 8 Proposal with certain modifications. Later that night, Mr. Eldridge communicated to members of the Parent’s management and business development team that, while the Transaction Committee had approved the economic terms set forth in the January 8 Proposal, the Company decided not to sign the January 8 Proposal in order to allow Leerink Swann to continue to schedule meetings with third parties that might be interested in acquiring the Company during the week of January 12. Mr. Eldridge also informed the Parent that the Transaction Committee had agreed to extend the exclusivity period until 11:59 p.m. EST on January 11, 2009. Mr. Eldridge further reported that the Transaction Committee requested changes to the January 8 Proposal to modify the contingent cash payment payable upon EMEA approval of a Marketing Authorization Application for the use of oritavancin in the treatment of cSSSI to include a cash payment equal to $0.75 per Share if such approval were to occur after 2009 but prior to July 1, 2010 and reduce the termination fee to $4 million.”
Item 4(b) of Schedule 14D-9 is hereby amended by adding the following sentence to the end of the first full paragraph under the heading “Historical Stock Trading Analysis” on page 28:
“Leerink Swann selected a discount rate of 15% in this analysis based on its calculation of the weighted average cost of capital for a group of publicly-traded, commercial-stage specialty pharmaceutical companies that Leerink Swann determined were representative of the profile of the Company, assuming the successful clinical development and commercialization of oritavancin.”
Item 4(b) of Schedule 14D-9 is hereby amended by adding the following sentence after the table in the second full paragraph on page 29:
“To obtain the specified reference range of $15.0 to $30.0 (mms), Leerink Swann used the following mean, median, minimum and maximum equity values:

	Equity Value	Per Share
Mean	$27.1 million	$1.29
Median	$18.0 million	$0.86
Min	$4.1 million	$0.20
Max	$65.2 million	$3.11	”
Item 4(b) of Schedule 14D-9 is hereby amended by replacing the last paragraph beginning on page 29 in its entirety with the following:
     “Leerink Swann estimated a range of values for the Company based upon the discounted present value of the Company’s projected stock price in 2013. This analysis was based upon the Probability Projections on a fully taxed and fully diluted basis, including that the Company would complete the Assumed Equity Financing and issue $25 million of debt securities bearing 15% interest annually, each of which Company management estimated was required in order to achieve its projections. In performing this analysis, Leerink Swann utilized discount rates of 12.5% to 17.5% and price to earnings multiples of 15.0x to 25.0x in 2014, referred to as One Year Forward P/E Multiple, and 12.5x to 17.5x in 2015, referred to as Two Year Forward P/E Multiple. Leerink Swann selected a discount rate of 12.5% to 17.5% in this analysis based on its calculation of the weighted average cost of capital for a group of publicly-traded, commercial-stage specialty pharmaceutical companies that Leerink Swann determined were representative of the profile of the Company assuming the successful clinical development and commercialization of oritavancin. The range was derived from a range of historical market risk premiums attributed to small capitalization companies by an industry expert familiar with capital market expectations. These multiples were derived based on public filings and other publicly available information from the following ten selected publicly traded high-growth, profitable biopharmaceutical companies. The multiples were derived using 2009 estimated earnings (the 1-Year Forward P/E range) for these companies.”
Item 4(b) of Schedule 14D-9 is hereby amended by adding the following sentence after the table on page 30:
“To obtain the specified implied per share equity value ranges, Leerink Swann used the following mean, median, minimum and maximum price to earnings multiples derived from the ten selected companies:

P/E 2009E
Mean	23.1x
Median	19.9x
Min	12.0x
Max	40.3x	”
Item 4(b) of Schedule 14D-9 is hereby amended by adding the following sentences to the end of the first paragraph on page 32:
“Leerink Swann selected a discounted annual rate of 12.5% to 17.5% in this analysis based on its calculation of the weighted average cost of capital for a group of publicly-traded, commercial-stage specialty pharmaceutical companies that Leerink Swann determined were representative of the profile of the Company, assuming the successful clinical development and commercialization of oritavancin. The range was derived from a range of historical market risk premiums attributed to small capitalization companies by an industry expert familiar with capital market expectations.”
Item 8. Additional Information.
Item 8 of Schedule 14D-9 is hereby amended by replacing the existing Item 8(g) in its entirety with the following:
“(g) Recent Developments.

     On January 21, 2009, a lawsuit (the “Action”) was filed in the Superior Court for Suffolk County, Massachusetts against the Company, each member of the Company’s Board, the Parent and the Purchaser. The Action is brought by Martin Albright and Vito Caruso, who claim to be stockholders of the Company, on their own behalf, and seeks certification as a class action on behalf of all of the Company’s stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company’s stockholders in connection with the Offer and that the consideration being offered pursuant to the Offer is unfair. The complaint seeks injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescinding the Offer. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses. The plaintiffs amended the complaint on February 2, 2008 to allege that this Schedule 14D-9 is materially misleading and/or incomplete. On February 17, 2009, the plaintiffs filed a Notice of Motion and Motion for Preliminary Injunction, a Memorandum in Support of Motion for Preliminary Injunction and affidavits in support of the motion from Juan E. Monteverde and Matthew Morris.
     While the defendants believe that the Action is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on February 19, 2009, the defendants entered into a memorandum of understanding (“MOU”) with the parties to the Action providing for the settlement of the Action. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger, and provides a release and settlement by the purported class of the Company’s stockholders of all claims against the defendants and their affiliates and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth above). The Company believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a stockholder’s decision to tender Shares into and accept the Offer. The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $250,000. The settlement, including the payment by the Company or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend the Action.
     The foregoing summary is qualified in its entirety by reference to the complaint, the amended complaint, filings related to the complaints and the Memorandum of Understanding, filed as Exhibits (e)(9) through (e)(15) hereto, and are incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description
(a)(14)	Supplement dated February 13, 2009 to the Offer to Purchase dated January 27, 2009 (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 3 to the Schedule TO of the Parent and the Purchaser filed with the SEC on February 13, 2009).
(e)(11)	Notice of Motion and Motion for Preliminary Injunction filed on February 17, 2009 in the Superior Court for Suffolk County, Massachusetts.
(e)(12)	Memorandum in Support of Motion for Preliminary Injunction filed on February 17, 2009 in the Superior Court for Suffolk County, Massachusetts.
(e)(13)	Affidavit of Juan E. Monteverde filed on February 17, 2009 in the Superior Court for Suffolk County, Massachusetts.
(e)(14)	Affidavit of Matthew Morris filed on February 17, 2009 in the Superior Court for Suffolk County, Massachusetts.
(e)(15)	Memorandum of Understanding between the Company, the Parent and the plaintiffs, dated as of February 19, 2009.

Annex I Information Statement
The compensation table for Pierre E. Etienne under “Potential Payment upon Termination or Change of Control” on page Annex I-32 is hereby amended by replacing the existing table in its entirety with the following:
“Pierre E. Etienne, M.D., Former Chief Development Officer
Dr. Etienne left the Company on December 26, 2008, entitling him to receive continuation of his annual base salary of $309,000 for the 12 months following his date of departure.”
Additionally, the compensation table for Mona L. Haynes under “Potential Payment upon Termination or Change of Control” on page Annex I-34 is hereby amended by replacing the existing table in its entirety with the following:
“Mona L. Haynes, Chief Commercial Officer

			Involuntary
			termination or
			resignation for
			good reason in
			connection with
	Termination not		or following a
	for cause		change of control	Death		Disability
Base Salary	$137,500	(1)	$275,000 (1)	$137,500	(1)	$137,500	(1)
Bonus	$68,750	(2)	$68,750 (2)	—		$68,750	(2)
Benefits	$10,721	(3)	$21,855 (3)	$10,721	(3)	$10,721	(3)
Number of Stock Options	—		143,000 (4)	—		—
Value	—		— (5)	—		—
Total	$216,971		$365,605	$148,221		$216,971

(1)	Continuation of base salary for 6 months following termination. If termination occurs within 24 months following a change of control, continuation of base salary will be extended from 6 months to 12 months, resulting in aggregate payments of salary continuation of $275,000.

(2)	Represents the maximum bonus of 25% of base salary. Pursuant to her employment agreement, Ms. Haynes would be eligible to receive that portion of any bonus (on a pro rated basis) that the Board of Directors would have awarded to her as of her termination date.

(3)	Represents the cost of COBRA premiums (less employee portion of premiums) for 6 months following termination. If termination occurs within 24 months following change of control, such payment period shall be extended from 6 to 12 months, resulting in an aggregate cost of $21,855.

(4)	All of Ms. Haynes’ stock options would become fully vested if she terminates her employment with the Company for good reason or if the Company terminates her employment without cause at any time following a change of control or without cause within 30 days prior to a change of control. All Executive Officers and Directors are forfeiting any Company Stock Options that are not otherwise terminated pursuant to the terms of the Merger Agreement.

(5)	Assumes a termination event on December 31, 2008 when the closing price of the Shares was $0.61.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2009	TARGANTA THERAPEUTICS CORPORATION
	By:	/s/ Daniel S. Char
Daniel S. Char
Vice President, General Counsel and Secretary